

March 28, 2012

Via E-mail
Ms. Lori A. Walker
Chief Financial Officer
The Valspar Corporation
901 3rd Street South
Minneapolis, MN 55402

  Re: The Valspar Corporation
    Form 10-K for the Fiscal Year Ended October 28, 2011
    Filed December 21, 2011
    File No. 1-03011

Dear Ms. Walker:

  We have reviewed your response letter dated February 27, 2012 and have the following comment.

Form 10-K for the Fiscal Year Ended October 28, 2011

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 12

Critical Accounting Policies and Estimates, page 20
Valuation of Goodwill and Indefinite-Lived Intangible Assets, page 20

1. We note your response to prior comment one from our letter dated February 2, 2012 and appreciate the additional information you have provided. Please address the following:

- Based on the change to your reporting units, please explain to us how you allocated or re-allocated goodwill to the two additional reporting units that you tested in FY 2011. Refer to ASC 350-20-35-41 through 46.

- Please explain to us how you determined that the operating segments you aggregate into your reportable segments meet all the aggregation criteria in ASC 280-10-50-11. Please specifically address the economic similarity of the operating segments in Coatings, especially in light of your disclosures regarding your expectations for the wood coatings product line.

  Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to this comment, we may have additional comments.

You may contact Dale Welcome at (202) 551-3865 or Anne McConnell at (202) 551-3709 if you have questions regarding this comment.

Sincerely,

/s/ John Cash

John Cash
Accounting Branch Chief